EXHIBIT 12.1

Wind River Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars, except ratio data)

	Fiscal Year Ending
	2004		2003		2002		2001		2000
Income (loss) before income taxes and minority interest (1)	$(22,164)		$(104,857)		$(373,823)		$(62,643)		$25,381
Fixed Charges:
Interest expenses, amortization of debt discount and premium on all indebtedness	7,256		6,929		7,620		8,106		8,103
Interest portion of leases	2,485		3,566		5,350		4,212		2,514

Total fixed charges	$9,741		$10,495		$12,970		$12,318		$10,617
Pre-tax income (loss) from continuing operation before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less interest capitalized, preferred stock dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$(12,423)		$(94,362)		$(360,853)		$(50,325)		$35,998

Ratio of earnings to fixed charges (1)	—	x(2)	—	x(2)	—	x(2)	—	x(2)	3.39	x

(1)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from operations, fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

(2)	Due to Wind River’s losses in the twelve months ended January 31, 2004, 2003, 2002 and 2001, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, Wind River would have had to generate additional earnings of $22.2 million, $104.9 million, $373.8 million and $62.6 million in those periods, respectively.